UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of registrant as specified in its charter)

Not applicable
(Translation of registrant’s name into English)

Great West House, GW1, 17th floor,
Great West Road.
Brentford, TW8 9DF,
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Atlantica Yield Reports Second Quarter 2017 Financial Results

•	Revenues for the second quarter increased by 9% to $285.1 million compared to the same period of 2016

•	Net profit attributable to the Company of $24.4 million for the second quarter of 2017 compared to a $2.7 million profit in the comparable period of 2016

•	Further Adjusted EBITDA including unconsolidated affiliates[1] increased by 10% to $227.8 million for the second quarter of 2017 compared with $207.6 million for the same period of 2016

•	Cash available for distribution (“CAFD”)[2] of $34.6 million in the second quarter of 2017, or $95.5 million for the first half of 2017

•	Acquisition from a third party of a mini hydro plant in Peru with contracted revenues in U.S. dollars for an approximate price of $9 million

•	Quarterly dividend of $0.26 per share declared by the Board of Directors, a 4% increase compared with the previous quarter

August 3, 2017 – Atlantica Yield plc (“ABY” or “Atlantica”), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported financial results for the second quarter and the six-month period ended June 30, 2017. Revenues increased by 9% to $285.1 million for the second quarter and by 3% to $483.2 million for the first half of 2017 compared to the respective periods of 2016. Further Adjusted EBITDA including unconsolidated affiliates3 amounted to $227.8 million for the second quarter and $392.9 million for the first half of 2017, representing an increase of 10% and 8% as compared to the respective periods of 2016.

1 Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page [15]).
2 CAFD includes $10.4 million of ACBH dividend compensation in the six-month period ended June 30, 2017 and $14.9 million of the one-time impact of a partial refinancing of ATN2 in the six-month period ended June 30, 2016.

Cash Available for Distribution (“CAFD”) generation was excellent in the first half of the year, reaching $95.5 million (of which $34.6 million was generated in the second quarter of 2017), compared to $58.3 million in the same period in 2016.  In addition, during the second quarter, we sold a large portion of our Abengoa debt and equity instruments for total proceeds of $24.7 million.  CAFD including the proceeds from Abengoa instruments reached $120.2 million.

Highlights
	For the three-month period ended June 30,		For the six-month period ended June 30,
(in thousands of U.S. dollars)	2017	2016	2017	2016
Revenue	$285,069	$261,302	$483,215	$467,678
Profit/(loss) for the period attributable to the Company	24,382	2,650	12,613	(23,357)
Further Adjusted EBITDA incl. unconsolidated affiliates[3]	227,841	207,645	392,891	362,524
Net cash provided by operating activities	17,908	33,363	104,280	117,861
CAFD[4]	34,582	39,607	95,454	58,343

3 Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page [15]).
4 CAFD includes $10.4 million of ACBH dividend compensation in the six-month period ended June 30, 2017 and $14.9 million of the one-time impact of a partial refinancing of ATN2 in the six-month period ended June 30, 2016.

Key Performance Indicators

	Six-month period ended June 30,
	2017	2016
Renewable energy
MW in operation[5]	1,442	1,441
GWh produced[6]	1,560	1,488
Conventional power
MW in operation	300	300
GWh produced[7]	1,171	1,150
Availability(%)[8]	99.8%	95.0%
Electric transmission lines
Miles in operation	1,099	1,099
Availability(%)[9]	96.6%	99.9%
Water
Mft[3] in operation [5]	10.5	10.5
Availability (%)[9]	102.1%	102.1%

Segment Results
(in thousands of U.S. dollars)	Six-month period ended June 30,
	2017	2016
Revenue by Geography
North America	$170,457	$165,848
South America	58,688	57,981
EMEA	254,070	243,849
Total revenue	$483,215	$467,678

Further Adjusted EBITDA incl. unconsolidated affiliates by Geography
North America	$151,786	$141,171
South America	58,615	48,057
EMEA	182,490	173,296
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$392,891	$362,524

5 Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership    in each of the assets.
6 Includes curtailment in wind assets in Q1 and Q2 2017 for which we receive compensation.
7 Conventional production and availability were impacted by a scheduled major maintenance in February 2016, which occurs periodically.
8 Availability of conventional sector refers to operational MW over contracted MW with Pemex.
9 Availability refers to actual availability divided by contracted availability.

(in thousands of U.S. dollars)	Six-month period ended June 30,
	2017	2016
Revenue by business sector
Renewable energy	$363,603	$342,413
Conventional power	59,414	65,468
Electric transmission lines	47,617	46,912
Water	12,581	12,885
Total revenue	$483,215	$467,678

Further Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$279,263	$257,422
Conventional power	52,842	53,734
Electric transmission lines	49,832	39,359
Water	10,954	12,009
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$392,891	$362,524

In the first half of 2017, we generated strong operating results thanks to excellent performance in most of our assets. For our solar assets in the US, the second quarter of 2017 has been the best quarter since they started operations, reaching a 42% capacity factor. In Spain, solar radiation was higher than expected, which, in combination with the asset’s solid operational performance, achieved excellent production levels, reaching record production for a second quarter. At Kaxu, production in the first half of this year was lower than in the same period of the previous year as a result of technical issues at the end of 2016. We have completed the repairs of the water pumps at Kaxu and collected the insurance claim proceeds for repairs and loss of production.  Finally, in our wind assets, which represent a small portion of our portfolio, production was in line with the same period of the previous year.

ACT, our cogeneration plant in Mexico, has demonstrated high levels of availability and production in the first half of 2017. In transmission lines, availability in the second quarter was high and revenues and EBITDA remained stable. Finally, our water assets delivered stable levels of availability.

Acquisition of a 4MW mini-hydro in Peru

On July 20, 2017, we signed an agreement for the acquisition of a dollarized 4 MW mini-hydro plant in Peru for approximately $9 million. We expect the asset to generate a 10% equity IRR. The asset comes with a fixed-price contract with the Ministry of Energy of Peru (BBB/A3/BBB+10 ) and has an indexation mechanism to U.S. CPI.  It has delivered a solid operational track record since its commercial operations date in 2012. We expect to finance the acquisition with cash on hand.

“This asset allows us to diversify into a new technology while enjoying geographical synergies with our existing assets in Peru. One of our main goals is to build a pipeline of growth opportunities, combining proprietary opportunities in M&A with existing and new partnerships,” said Santiago Seage, CEO of Atlantica.

The price is subject to conventional working capital adjustments and the closing of the transaction is subject to customary conditions, including approvals by the relevant authorities in Peru.

Liquidity and Debt

Our total liquidity as of June 30, 2017 is $691.9 million and consists of $614.3 million of consolidated cash and cash equivalents, of which $178.9 million was available at the Atlantica corporate level, and $77.6 million of cash classified as short-term financial investments at the project level.

As of June 30, 2017, net project debt amounted to $5,038.7 million and net corporate debt amounted to $505.7 million.  The net corporate debt / CAFD pre-corporate debt service ratio11 improved to 2.3x compared to 2.7x as of December 31, 2016.

10 Based on the counterparty’s issuer credit rating of BBB+/A3/BBB+ as issued by Standard & Poor’s Ratings Services, Moody’s Investors Services Inc. and Fitch Ratings Ltd.
11 Based on midpoint CAFD guidance before corporate debt service for the year 2017.

Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the project level. Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica Yield corporate level.

Dividend

On July 28, 2017, our Board of Directors approved a dividend of $0.26 per share, which represents an increase of 4% from the prior quarter, reflecting a positive outlook regarding the resolution of some of our last remaining waivers. The dividend is expected to be paid on or about September 15, 2017 to shareholders of record as of August 31, 2017. The Board maintains its prudent approach this quarter and we expect to increase dividends once the few remaining waivers and forbearances are secured.

Details of the Results Presentation Conference

Atlantica Yield’s CEO, Santiago Seage, and its CFO, Francisco Martinez-Davis, will hold a conference call today, August 3, at 4:30 pm EST.

In order to access the conference call participants should dial:  +1 866 305 9104 (US) / +44 (0) 203 043 2434 (UK).  A live webcast of the conference call will be available on Atlantica Yield's website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

Additionally, Atlantica Yield’s management will attend the Goldman Sachs Power, Utilities, MLPs and Pipelines Conference in New York on August 10.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.

Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations; changes in government regulations providing incentives and subsidies for renewable energy; political, social and macroeconomic risks relating to the United Kingdom’s potential exit from the European Union; changes in general economic, political, governmental and business conditions globally and in the countries in which we do business; decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws and regulations affecting our businesses and growth plan; challenges in achieving growth and making acquisitions due to our dividend policy; inability to identify and/or consummate future acquisitions, whether the Abengoa ROFO Assets or otherwise, on favorable terms or at all; our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO Agreement with Abengoa; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; increases in the cost of energy and gas, which could increase our operating costs; counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations; inability to replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks; reliance on third-party contractors and suppliers; risks associated with acquisitions and investments; deviations from our investment criteria for future acquisitions and investments; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants; insufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings including claims due to Abengoa’s restructuring process; reputational risk, including damage to the reputation of Abengoa; the loss of one or more of our executive officers; failure of information technology on which we rely to run our business; revocation or termination of our concession agreements or power purchase agreements; lowering of revenues in Spain that are mainly defined by regulation; inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs; changes to national and international law and policies that support renewable energy resources; our receipt of dividends from our exchangeable preferred equity investment in ACBH in the context of the ongoing proceedings in ACBH in Brazil; lack of electric transmission capacity and potential upgrade costs to the electric transmission grid; disruptions in our operations as a result of our not owning the land on which our assets are located; risks associated with maintenance, expansion and refurbishment of electric generation facilities; failure of our assets to perform as expected; failure to receive dividends from all project and investments; variations in meteorological conditions; disruption of the fuel supplies necessary to generate power at our conventional generation facilities; deterioration in Abengoa’s financial condition and the outcome of Abengoa’s ongoing proceedings under the ongoing restructuring process and the outcome of the ongoing proceedings in ACBH in Brazil; Abengoa’s ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa; failure to meet certain covenants under our financing arrangements; failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements; failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement; failure of Abengoa to complete the restructuring process and comply with its obligations under the agreement reached between Abengoa and us in relation to our preferred equity investment in ACBH; uncertainty regarding the fair value of the non-contingent credit recognized by Abengoa in the agreement reached between Abengoa and us in relation to our preferred equity investment in ACBH and uncertainty regarding the ability to recover this amount at maturity; our ability to consummate future acquisitions from Abengoa; changes in our tax position and greater than expected tax liability; impact on the stock price of the Company of the sale by Abengoa of its stake in the Company; and technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Atlantica Yield’s future results included in Atlantica Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov.

Atlantica Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We define Further Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges, and dividends received from the preferred equity investment in ACBH.

Our management believes Further Adjusted EBITDA including unconsolidated affiliates is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. This measure is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Further Adjusted EBITDA including unconsolidated affiliates is also used by management as a measure of liquidity.

Our management uses Further Adjusted EBITDA including unconsolidated affiliates as a measure of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our Board of Directors, shareholders, creditors, analysts and investors concerning our financial performance.

We define Cash Available For Distribution as cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses. Management believes cash available for distribution is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors.

We believe cash available for distribution is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, cash available for distribution is used by our management team for determining future acquisitions and managing our growth.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2017	2016	2017	2016
Revenue	$285,069	$261,302	$483,215	$467,678
Other operating income	25,321	15,615	40,313	30,440
Raw materials and consumables used	(6,064)	(10,226)	(7,140)	(17,601)
Employee benefit expenses	(4,179)	(3,595)	(8,259)	(5,849)
Depreciation, amortization, and impairment charges	(78,835)	(78,343)	(155,711)	(155,503)
Other operating expenses	(74,370)	(57,645)	(128,785)	(116,669)
Operating profit/(loss)	$146,942	$127,109	$223,633	$202,496
Financial income	168	797	488	864
Financial expense	(101,657)	(103,681)	(202,696)	(202,530)
Net exchange differences	(3,104)	(704)	(2,963)	(3,273)
Other financial income/(expense), net	2,209	(993)	6,487	(3,183)
Financial expense, net	$(102,384)	$(104,581)	$(198,684)	$(208,122)
Share of profit/(loss) of associates carried under the equity method	1,374	1,429	2,076	3,343
Profit/(loss) before income tax	$45,932	$23,956	$27,025	$(2,283)
Income tax	(17,348)	(19,762)	(12,848)	(16,163)
Profit/(loss) for the period	$28,584	$4,194	$14,177	$(18,446)
Loss/(profit) attributable to non-controlling interests	(4,202)	(1,544)	(1,564)	(4,911)
Profit/(loss) for the period attributable to the Company	$24,382	$2,649	$12,613	$(23,357)
Weighted average number of ordinary shares outstanding (thousands)	100,217	100,217	100,217	100,217
Basic earnings per share attributable to Abengoa Yield plc (U.S. dollar per share)	$0.24	$0.03	$0.13	$(0.23)

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of June 30, 2017	As of December 31, 2016
Non-current assets
Contracted concessional assets	$9,087,129	$8,924,272
Investments carried under the equity method	56,586	55,009
Financial investments	39,310	69,773
Deferred tax assets	204,713	202,891
Total non-current assets	$9,387,738	$9,251,945
Current assets
Inventories	16,024	15,384
Clients and other receivables	286,308	207,621
Financial investments	219,591	228,038
Cash and cash equivalents	614,312	594,811
Total current assets	$1,136,235	$1,045,854
Total assets	$10,523,973	$10,297,799

Equity and liabilities
Share capital	$10,022	$10,022
Parent company reserves	2,218,348	2,268,457
Other reserves	66,782	52,797
Accumulated currency translation differences	(60,246)	(133,150)
Retained Earnings	(352,797)	(365,410)
Non-controlling interest	131,021	126,395
Total equity	$2,013,130	$1,959,111
Non-current liabilities
Long-term corporate debt	$681,674	$376,340
Long-term project debt	5,167,694	4,629,184
Grants and other liabilities	1,595,396	1,612,045
Related parties	106,004	101,750
Derivative liabilities	351,077	349,266
Deferred tax liabilities	114,939	95,037
Total non-current liabilities	$8,016,784	$7,163,622
Current liabilities
Short-term corporate debt	2,890	291,861
Short-term project debt	306,406	701,283
Trade payables and other current liabilities	164,338	160,505
Income and other tax payables	20,425	21,417
Total current liabilities	$494,059	$1,175,066
Total equity and liabilities	$10,523,973	$10,297,799

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2017	2016	2017	2016
Profit/(loss) for the period	28,584	4,194	14,177	(18,446)
Financial expense and non-monetary adjustments	183,671	187,991	339,761	342,253
Profit for the period adjusted by financial expense and non-monetary adjustments	$212,255	$192,185	$353,938	$323,807
Variations in working capital	(51,266)	(21,450)	(79,967)	(40,960)
Net interest and income tax paid	(143,081)	(137,372)	(169,691)	(164,985)
Net cash provided by/(used in) operating activities	$17,908	$33,363	$104,280	$117,862
Investment in contracted concessional assets	(875)	(813)	(2,694)	(5,851)
Other non-current assets/liabilities	10,795	13,057	(2,568)	(2,557)
Acquisitions of subsidiaries	-	-	-	(19,071)
Dividends received from entities under the equity method	-	4,984	-	4,984
Other investments	68,304	-	24,675	-
Net cash provided by/(used in) investing activities	$78,225	$17,228	$19,413	$(22,495)

Net cash provided by/(used in) financing activities	$(87,508)	$(63,110)	$(123,702)	$(62,471)

Net increase/(decrease) in cash and cash equivalents	$8,625	$(12,519)	$(9)	$32,896
Cash and cash equivalents at beginning of the period	589,392	574,788	594,811	514,712
Translation differences in cash or cash equivalent	16,295	(7,708)	19,510	6,953
Cash and cash equivalents at end of the period	$614,312	$554,561	$614,312	$554,561

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period attributable to the company

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2017	2016	2017	2016
Profit/(loss) for the period attributable to the Company	$24,382	$2,649	$12,613	$(23,357)
Profit attributable to non-controlling interest	4,202	1,545	1,564	4,911
Income tax	17,348	19,762	12,848	16,163
Share of loss/(profit) of associates carried under the equity method	(1,374)	(1,428)	(2,076)	(3,343)
Financial expense, net	102,384	104,581	198,684	208,122
Operating profit	$146,942	$127,109	$223,633	$202,496
Depreciation, amortization, and impairment charges	78,835	78,343	155,711	155,503
Dividend from exchangeable preferred equity investment in ACBH	-	-	10,383	-
Further Adjusted EBITDA	$225,777	$205,452	$389,727	$357,999
Atlantica Yield’s pro-rata share of EBITDA from Unconsolidated Affiliates	2,064	2,193	3,164	4,525
Further Adjusted EBITDA including unconsolidated affiliates	$227,841	$207,645	$392,891	$362,524

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2017	2016	2017	2016
Net cash provided by operating activities	$17,908	$33,363	$104,280	$117,862
Net interest and income tax paid	143,081	137,372	169,691	164,985
Variations in working capital	51,266	21,450	79,967	40,960
Other non-cash adjustments and other	13,522	13,268	35,789	34,192
Further Adjusted EBITDA	$225,777	$205,452	$389,727	$357,999
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	2,064	2,193	3,164	4,525
Further Adjusted EBITDA including unconsolidated affiliates	$227,841	$207,645	$392,891	$362,524

Cash Available For Distribution Historical Reconciliation

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2017	2016	2017	2016
Profit/(loss) for the operiod attributable to the Company	$24,382	$2,649	$12,613	$(23,357)
Profit attributable to non-controlling interest	4,202	1,545	1,564	4,911
Income tax	17,348	19,762	12,848	16,163
Share of loss/(profit) of associates carried under the equity method	(1,374)	(1,428)	(2,076)	(3,343)
Financial expense, net	102,384	104,581	198,684	208,122
Operating profit	$146,942	$127,109	$223,633	$202,496
Depreciation, amortization, and impairment charges	78,835	78,343	155,711	155,503
Dividends from exchangeable preferred equity investment in ACBH	-	-	10,383	-
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	2,064	2,193	3,164	4,525
Further Adjusted EBITDA including unconsolidated affiliates	$227,841	$207,645	$392,891	$362,524
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	(2,064)	(2,193)	(3,164)	(4,525)
Dividends from equity method investments	-	4,984	-	4,984
Non-monetary items	(10,758)	(12,563)	(22,783)	(30,919)
Interest and income tax paid	(143,081)	(137,372)	(169,691)	(164,985)
Principal amortization of indebtedness	(54,528)	(53,851)	(76,050)	(68,105)
Deposits into/ withdrawals from restricted accounts	(8,157)	12,291	(600)	(21,864)
Change in non-restricted cash at project level	66,886	59,969	39,593	18,879
Dividends paid to non-controlling interests	(1,801)	(5,479)	(1,801)	(5,479)
Changes in other assets and liabilities	(39,756)	(33,824)	(62,941)	(47,060)
ATN2 refinancing	-	-	-	14,893
Cash Available For Distribution[12]	$34,582	$39,607	$95,454	$58,343

12 Cash Available For Distribution includes a one-time impact of the refinancing of ATN2 in the three-month period ended March 31, 2016 and in the six-month period ended June 30, 2016.

About Atlantica Yield

Atlantica Yield plc is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlanticayield.com).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlanticayield.com	E ir@atlanticayield.com
T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: August 3, 2017	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer